Exhibit 99.1

XOMA Reports Fourth Quarter and Full-Year 2015

Financial Results

Company advancing its endocrine portfolio

after completing divestiture of non-core assets

BERKELEY, Calif., March 9, 2016 -- XOMA Corporation (Nasdaq:XOMA), a leader in the discovery and development of therapeutic antibodies, today reported the completion of its divestiture activities to focus the Company exclusively on advancing its portfolio of assets to address endocrine diseases, and it provided its financial results for the quarter and year ended December 31, 2015.

Recent Corporate Developments:

•

Initiated a Phase 2 proof-of-concept study of XOMA 358 in patients with congenital hyperinsulinism, a rare genetic disorder in which the insulin cells of the pancreas secrete inappropriate and excessive insulin

•

Licensed its first-in-class TGF-beta immuno-oncology antibody program to Novartis for an upfront payment of $37 million, potential milestone payments of up to $480 million and tiered royalties up to low double digits

•	Extended maturity date of $13.5 million note due to Novartis until September 2020
•

Licensed XMet A, its selective insulin receptor modulator antibody program for diabetes, to Novo Nordisk A/S for an upfront payment of $5 million, potential milestone payments of up to $290 million and tiered royalties

•	Sold biologics manufacturing facility to Agenus Inc.
•	Divested anti-botulinum toxin program to Nanotherapeutics, Inc.
•	Closed the remaining gevokizumab clinical programs; initiating licensing efforts
•	Reduced headcount by half to approximately 90
•	Achieved cash runway to finance endocrine franchise into 2017

“The transformation we initiated in the third quarter of last year – and now have completed in less than six months – was considerable in its scale and complexity, but essential to position XOMA to deliver our promising portfolio of endocrine assets,” stated John Varian, Chief Executive Officer of XOMA. “Novel antibodies and technologies created by XOMA scientists to target diseases such as cancer, diabetes and botulism will be advanced in the capable hands of Novartis, Novo Nordisk, Nanotherapeutics and Agenus, with XOMA sharing in potential successes in certain cases.”

Mr. Varian continued, “We are now fully focused on efficiently maximizing the potential of XOMA 358, XOMA 129, and XOMA 213, all of which may address unmet medical needs in endocrinology. Our XOMA 358 proof-of-concept study in patients with hypoglycemia due to congenital hyperinsulinism is progressing on schedule. Several patients have been enrolled in the U.S., and our UK study center expects to begin enrolling its first patients in the coming weeks. Our XOMA 358 proof-of-concept study in patients with hyperinsulinism post bariatric surgery is expected to start dosing patients early in the second quarter.  Additionally, we have finalized the design of a proof-of-concept study for XOMA 213, which may offer a new therapeutic option for patients with hyperprolactinemia, and anticipate initiating the study midyear. In 2016, we expect to have Phase 2 data from both XOMA 358 indications, and they will set the stage for XOMA in 2017 and beyond.”

Gevokizumab Update

Given XOMA’s focus on endocrinology, the Company has decided to stop all gevokizumab related development activities and is initiating a formal sales process for the asset. As a result, the Company is closing the Phase 3 program in patients suffering from pyoderma gangrenosum. A preliminary review of the data from the approximate 25 patients enrolled in the trial to date did not show a clear signal of activity in this indication. XOMA has been approached by several companies interested in gevokizumab and data from all gevokizumab studies will be available to potential buyers.

Financial Results

XOMA recorded total revenues of $55.4 million for the twelve months ended December 31, 2015, compared with $18.9 million during the same period of 2014.  For the three months ended December 31, 2015, XOMA recorded revenues of $48.2 million compared with $4.3 million in the corresponding period of 2014. The increase in the full-year and fourth quarter 2015 revenues was due primarily to our licensing activity in the fourth quarter, including a $37.0 million upfront payment from Novartis, a $5.0 million upfront payment from Novo Nordisk and a $3.8 million payment from Pfizer, which were partially offset by lower revenues from our contracts with the National Institutes of Allergy and Infectious Disease (NIAID) and reimbursements from Servier under our collaboration agreement.

Annual research and development (R&D) expenses for 2015 were $70.9 million compared to $80.7 million incurred in 2014. The decrease in 2015 reflects a $3.1 million reduction in salaries and related expenses, a $3.5 million reduction in internal and external manufacturing costs, and a decrease in our clinical trial costs associated with gevokizumab.  For the three-month periods ended December 31, 2015 and 2014, R&D expenses were $13.6 million and $19.4 million, respectively. The decrease in the 2015 fourth quarter R&D expenses was due primarily to reduced headcount and clinical trial costs.

In 2015, selling, general and administrative (SG&A) expenses were $20.6 million compared to $19.9 million incurred during 2014, primarily reflecting increased consulting services related to our out-licensing activities and increased legal fees, which were partially offset by a reduction in salaries and related personnel costs.  SG&A expenses were $4.7 million in the fourth quarter of 2015, as compared to $4.1 million in the corresponding quarter of 2014.  The increase in SG&A expenses primarily reflects an increase in legal fees partially offset by a decrease in salaries and related expenses.

In August 2015, the Company announced its intention to close the gevokizumab Phase 3 EYEGUARD global clinical program.  In connection with the Company’s efforts to lower operating expenses and focus on its endocrine product pipeline, management implemented a restructuring plan during second half of 2015 that included the elimination of a number of positions throughout all areas of the Company. During the year ended December 31, 2015, XOMA recorded charges of $2.9 million related to severance, other termination benefits and outplacement services and recognized an additional restructuring charge of $0.8 million in contract termination costs, which primarily included costs in connection with the discontinuation of the EYEGUARD studies.

For the year ended December 31, 2015, XOMA had a net loss of $20.6 million compared with a net loss of $38.3 million in the year ended December 31, 2014. The full-year net losses in 2015 and 2014 included a $17.8 million gain and $45.8 million gain, respectively, in non-cash revaluation of contingent warrant liabilities, which resulted primarily from fluctuations in XOMA’s stock price. Excluding those revaluations, the net loss for 2015 was $38.4 million, and the net loss for 2014 was $84.1 million. For the three months ended December 31, 2015, XOMA reported a net income of $25.4 million, which included a charge of $6.4 million directly related to the revaluation of contingent warrant liabilities.  Excluding the non-cash expense associated with the revaluation of contingent warrant liabilities, the net income for the 2015 fourth quarter was $31.7 million. Excluding a $12.1 million gain in non-cash revaluation of contingent warrant liabilities, the net loss for the 2014 fourth quarter was $19.4 million.

On December 31, 2015, XOMA had cash and equivalents of $65.8 million.  The Company ended December 31, 2014, with cash and cash equivalents of $78.4 million.

The Company expects to have cash through the first quarter of 2017.

Investor Conference Call and Webcast

XOMA will host a conference call and webcast today, March 9, 2016, at 4:30 p.m. ET / 1:30 PT. The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on May 9, 2016.  Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).

About XOMA 358

Insulin is the major physiologic hormone for controlling blood glucose levels. Abnormal increases in insulin secretion can lead to profound hypoglycemia (low blood sugar), a state that can result in significant morbidities, including brain damage, seizures and epilepsy. XOMA, leveraging its scientific expertise in allosteric monoclonal antibodies, developed the XMet platform, consisting of separate classes of selective insulin receptor modulators (SIRMs) that could have a major effect on treating patients with abnormal metabolic states. XOMA 358 binds selectively to insulin receptors and attenuates insulin action.

XOMA 358 is being investigated as a novel treatment for non-drug-induced, endogenous hyperinsulinemic hypoglycemia, as well as hypoglycemia after post-bariatric surgery and other related disorders. XOMA recently initiated Phase 2 development activities for XOMA 358 in patients with congenital hyperinsulinism at The Children’s Hospital in Philadelphia (CHOP) and the Great Ormond Street Hospital (GOSH) in London.  A therapy that safely and effectively mitigates insulin-induced hypoglycemia has the potential to address a significant unmet therapeutic need for certain rare medical conditions associated with hyperinsulinism. More information on the XOMA 358 clinical trial may be found at www.clinicaltrials.gov.

About Congenital Hyperinsulinismi, ii, iii, iv

Congenital Hyperinsulinism (CHI) is a genetic disorder in which the insulin cells of the pancreas (beta cells) secrete inappropriate and excessive insulin. Ordinarily, beta cells secrete just enough insulin to keep blood sugar in the normal range. In people with CHI, the secretion of insulin is not properly regulated, causing excess insulin secretion and frequent episodes of low blood sugar (hypoglycemia). In infants and young children, these episodes are characterized by a lack of energy (lethargy), irritability or difficulty feeding. Repeated episodes of low blood sugar increase the risk for serious complications, such as breathing difficulties, seizures, intellectual disability, vision loss, brain damage, coma, and possibly death. About 60 percent of infants with CHI experience a hypoglycemic episode within the first month of life. Other affected children develop hypoglycemia by early childhood. Current treatments for CHI are limited to medical therapy and surgical removal of part or all of the pancreas (pancreatectomy).

About Gevokizumab

Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and has the potential to treat patients with a wide variety of inflammatory and other diseases.  Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation.  IL-1 beta has been shown to be involved in diverse array of disease states, including pyoderma gangrenosum, non-infectious and Behçet's disease uveitis, cardiovascular disease, and other auto-inflammatory diseases.

About XOMA Corporation

XOMA Corporation is a leader in the discovery and development of therapeutic antibodies. The Company's innovative product candidates result from its expertise in developing ground-breaking monoclonal antibodies, including allosteric antibodies, which have created new opportunities to potentially treat a wide range of human diseases. XOMA's scientific research has produced a portfolio of five endocrine assets, each of which has the opportunity to address multiple indications. The Company's lead product candidate, XOMA 358, is an allosteric monoclonal antibody that reduces insulin receptor activity, which could have a major impact on the treatment of hyperinsulinism. The Company recently initiated Phase 2 development activities for XOMA 358 in patients with congenital hyperinsulinism. For more information, visit www.xoma.com.

Forward-Looking Statements

Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of clinical trials, anticipated timing of the release of clinical data, regulatory approval of unapproved product candidates, the anticipated process of clinical data analysis, the anticipated success of any clinical trial, cash usage, or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

[i]	ghr.nlm.nih.gov/condition/congenital-hyperinsulinism. Accessed June 11, 2015.
ii	www.chop.edu/conditions-diseases/congenital-hyperinsulinism/about#.VXncFU3bKHt. Accessed June 11, 2015.
iii	www.chop.edu/conditions-diseases/congenital-hyperinsulinism/about#.VXneYE3bKHu. Accessed June 11, 2015.
iv	www.ojrd.com/content/pdf/1750-1172-6-63.pdf. Accessed June 11, 2015.

XOMA Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Revenues:
License and collaborative fees	$47,212	$1,069	$49,064	$5,683
Contract and other	971	3,278	6,383	13,183
Total revenues	48,183	4,347	55,447	18,866

Operating expenses:
Research and development	13,598	19,378	70,852	80,748
Selling, general and administrative	4,707	4,097	20,620	19,866
Restructuring	1,138	—	3,699	84
Total operating expenses	19,443	23,475	95,171	100,698
Income (loss) from operations	28,740	(19,128)	(39,724)	(81,832)
Other income (expense):
Interest expense	(1,041)	(1,008)	(4,194)	(4,303)
Other income, net	4,046	730	5,500	2,061
Revaluation of contingent warrant liabilities	(6,394)	12,088	17,812	45,773
Net income (loss)	$25,351	$(7,318)	$(20,606)	$(38,301)

Basic net income (loss) per share of common stock	$0.21	$(0.07)	$(0.17)	$(0.36)
Diluted net income (loss) per share of common stock	$0.21	$(0.12)	$(0.17)	$(0.67)
Shares used in computing basic net income (loss) per share of common stock	118,859	109,415	117,803	107,435
Shares used in computing diluted net income (loss) per share of common stock	119,469	116,563	117,803	115,333

Other comprehensive income (loss):
Net income (loss)	$25,351	$(7,318)	$(20,606)	$(38,301)
Net unrealized gain on available-for-sale securities	—	—	—	1
Comprehensive income (loss)	$25,351	$(7,318)	$(20,606)	$(38,300)

XOMA Corporation

CONSOLIDATED BALANCE SHEETS

(in thousands)

(Unaudited)

	December 31
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$65,767	$78,445
Marketable securities	496	—
Trade and other receivables, net	4,069	3,309
Prepaid expenses and other current assets	1,887	1,859
Total current assets	72,219	83,613
Property and equipment, net	1,997	5,120
Other assets	664	669
Total assets	$74,880	$89,402

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$6,831	$5,990
Accrued and other liabilities	7,025	9,892
Deferred revenue – current	3,198	1,089
Interest bearing obligations – current	5,910	19,018
Accrued interest on interest bearing obligations – current	331	257
Total current liabilities	23,295	36,246
Deferred revenue – non-current	—	1,939
Interest bearing obligations – non-current	42,757	16,290
Contingent warrant liabilities	10,464	31,828
Other liabilities - non-current	673	—
Total liabilities	77,189	86,303

Stockholders’ (deficit) equity:
Preferred stock, $0.05 par value, 1,000,000 shares authorized, 0 issued and outstanding	—	—
Common stock, $0.0075 par value, 277,333,332 shares authorized, 119,045,592 and 115,892,450 shares issued and outstanding at December 31, 2015 and 2014, respectively	893	869
Additional paid-in capital	1,136,881	1,121,707
Accumulated deficit	(1,140,083)	(1,119,477)
Total stockholders’ (deficit) equity	(2,309)	3,099
Total liabilities and stockholders’ (deficit) equity	$74,880	$89,402

CONTACT: Investor Contacts:

Ashleigh Barreto, XOMA

510-204-7482

barreto@xoma.com

Juliane Snowden, The Oratorium Group, LLC

jsnowden@oratoriumgroup.com

Media Contact:

Ryan Flinn, W2O Group

415-946-1059

rflinn@w2ogroup.com